EXHIBIT 99.1





                      [THE MCGRAW-HILL COMPANIES NEWSHEAD]


                                                        FOR IMMEDIATE RELEASE


                        THE McGRAW-HILL COMPANIES ADOPTS
                    NEW PREFERRED SHARE PURCHASE RIGHTS PLAN


NEW YORK, N.Y., JULY 29, 1998 - The Board of Directors of The McGraw-Hill Companies (NYSE:MHP) today unanimously adopted a new Preferred Share Purchase Rights Plan, replacing a plan authorized in 1989 which was scheduled to expire next year. The new Rights Plan will expire in August 2008.

     In connection with the adoption of the new Plan, the Board authorized the redemption of the Rights issued under the 1989 Plan for a one-time payment of a half-cent for each Right outstanding to shareholders of record on August 14, 1998. Each share of common stock currently has one Right. On August 27, 1998, shareholders will be sent the payment of a half-cent per Right. The company intends to treat the redemption payment as a dividend for tax purposes.

     "As in the past, this new shareholder rights plan was adopted to assist the Board in protecting the interests of our shareholders and their long-term investments in the company," said Joseph L. Dionne, Chairman of The McGraw-Hill Companies. "This new plan takes into account the considerable appreciation of our share price, which has more than doubled over the past two years."

     Under the 1998 Rights Plan, one Right for each share of common stock outstanding will be issued to shareholders of record on August 14, 1998. These Rights will become exercisable only if a person or group acquires 20% or more of The McGraw-Hill Companies' common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a one two-hundredth interest in a share of a series of preferred stock at an exercise price of $300. The Rights are redeemable for one-half cent each prior to a 20% acquisition.


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THE McGRAW-HILL COMPANIES ADOPTS NEW PREFERRED SHARE
PURCHASE RIGHTS PLAN/PAGE 2



     The McGraw-Hill Companies is a global publishing, financial, information and media services company with 16,000 employees located in more than 400 offices in 30 countries. Founded in 1888, the Corporation is a leading information services provider meeting worldwide needs in education, business, finance, the professions and government. Sales in 1997 were $3.5 billion.

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Contacts:


Steven H. Weiss                                     Neal Allen
Senior Director, Corporate Communications           Director, Media Relations
The McGraw-Hill Companies                           The McGraw-Hill Companies
212-512-2247 (office)                               212-512-3640 (office)
212-580-2565 (home)                                 973-331-1352 (home)
weisshatmcgraw-hill.com                              nallenatmcgraw-hill.com